SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)*

Canterbury Park Holding Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

         13811E 10 1

(CUSIP Number)

                           December 31, 2022

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 13811E 10 1	13G

1	NAME OF REPORTING PERSON: Randall D. Sampson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 977,642
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 160,306
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 977,642
WITH:	8	SHARED DISPOSITIVE POWER 160,306
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 5 Pages

Item 1.

(a)         Name of Issuer: Canterbury Park Holding Corporation

(b)         Address of Issuer's Principal Executive Offices: 1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.

(a)         Name of Person Filing: Randall D. Sampson

(b)         Address of Principal Business Office or, if None, Residence: 1100 Canterbury Road, Shakopee, Minnesota 55379

(c)         Citizenship: United States

(d)         Title of Class of Securities: Common Stock, $.01 par value

(e)         CUSIP Number:         13811E 10 1

Item 3.                  If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)         ☐         Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)         ☐         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)         ☐         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)         ☐         Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)         ☐         An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)         ☐         An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)         ☐         A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)         ☐         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)         ☐         A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)         ☐         A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)         ☐         Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________

Page 4 of 5 Pages

Item 4.                  Ownership:

(a)	Amount beneficially owned:

As of December 31, 2022, Mr. Sampson beneficially owns 1,137,948 shares of the outstanding common stock of the Issuer, which includes:

(i)	250,255 shares of common stock owned by Mr. Sampson individually;
(ii)	23,312 shares of common stock owned jointly by Mr. Sampson and his spouse;
(iii)

136,694 shares of common stock held by the Marian Arlis Sampson Exempt Marital Trust, of which Mr. Sampson is one of five trustees and Mr. Sampson and another trustee each have been delegated authority by the trustees to act alone;

(iv)	58,200 shares of common stock held by the Marian Arlis Sampson Revocable Trust, of which Mr. Sampson is the sole trustee;
(v)	667,387 shares of common stock held by Sampson Family Real Estate Holdings, LLC, of which Mr. Sampson is the sole manager;
(vi)

300 shares of common stock held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is one of five directors. The two officers of the Sampson Family Foundation have the authority to vote and dispose of the shares of common stock held by the Sampson Family Foundation. Mr. Sampson is not an officer of the Sampson Family Foundation; and

(vii)	1,800 shares of unvested deferred stock that will vest within 60 days from December 31, 2022.

Does not include 9,300 shares of unvested deferred stock that will vest beyond sixty days from December 31, 2022. Mr. Sampson disclaims beneficial ownership of all of the foregoing shares of the Issuer’s common stock except those shares he holds individually or jointly with his spouse.

(b)         Percent of Class: 23.3% based on 4,881,831 shares of the Issuer’s common stock outstanding on November 1, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed on November 14, 2022.

(c)         The Reporting Person has the power to vote or dispose of the shares as of December 31, 2022 as follows:

(i)	Sole power to vote or direct the vote: 977,642

(ii)	Shared power to vote or direct the vote: 160,306

(iii)	Sole power to dispose or direct the disposition of: 977,642

(iv)	Shared power to dispose or direct the disposition of: 160,306

Item 5.                  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following          [ ].

Page 5 of 5 Pages

Item 6.                  Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.                  Identification and Classification of Members of the Group:

Not Applicable

Item 9.                  Notice of Dissolution of Group:

Not Applicable

Item 10.             Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023
/s/ Randall D. Sampson Randall D. Sampson